SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended         December 31, 2000
                         -----------------------------------------------
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                            Commission File Number 0-

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    Alamogordo Federal Savings & Loan Association 401(k) Profit Sharing Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           Alamogordo Financial Corp.
                                 500 10th Street
                          Alamogordo, New Mexico 88310

                            SUMMARY ANNUAL REPORT

      FOR ALAMOGORDO FEDERAL SAVINGS & LOAN ASSOCIATION PROFIT SHARING PLAN


This is a summary of the annual report for the ALAMOGORDO FEDERAL SAVINGS & LOAN ASSOCIATION PROFIT SHARING PLAN, EIN 85-0142558, Plan No. 002, for the period January 1, 2000 through December 31, 2000. The annual report has been filed with the Pension and Welfare Benefits Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

                            Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $21,070. These expenses included $21,070 in benefits paid to participants and beneficiaries. A total of 29 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $567,103 as of December 31, 2000, compared to $513,809 as of January 1, 2000. During the plan year the plan experienced an increase in its net assets of $53,294. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $74,364 including employer contributions of $17,583, employee contributions of $38,857, and earnings from investments of $17,924.

                      Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

   1. financial information.

To obtain a copy of the full annual report, or any part thereof, write or call ALAMOGORDO FEDERAL SAVINGS AND LOAN, 500 TENTH STREET, ALAMOGORDO, NM 88310,
(505) 437-9334.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (ALAMOGORDO FEDERAL SAVINGS AND LOAN, 500 TENTH STREET, ALAMOGORDO, NM 88310) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N5638, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               ALAMOGORDO FEDERAL SAVINGS & LOAN
                                               ASSOCIATION 401(k) PROFIT SHARING
                                               PLAN




Date:    June 26, 2001                         By: /s/ Suzanne Meyer
                                               ---------------------------------
                                                 Name:  Suzanne Meyer
                                                 Title: Assistant Vice President
                                                        Trust Officer